UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number l-8610

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

The Southern New England Telephone Company
Tax Reduction Act Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

                                              The Southern New England Telephone Company
                                                Tax Reduction Act Stock Ownership Plan

                                       Financial Statements, Supplemental Schedules and Exhibits

                                                           Table of Contents

Report of Independent Auditors Ernst & Young LLP.........................................................1

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 ....................2
    Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2002 ........................................................................3
    Notes to Financial Statements .......................................................................4

Supplemental Schedules:

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ......................................8
    Schedule H, Line 4j - Schedule of Reportable Transactions ...........................................9

Exhibits:

    23 - Consent of Ernst & Young LLP
    99 - Certification of Period Financial Reports

                                                    Report of Independent Auditors

SBC Communications Inc. and
Plan Administrator for The Southern New England Telephone Company
Tax Reduction Act Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The Southern New England Telephone Company Tax
Reduction Act Stock Ownership Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended
December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 16, 2003                                                          /s/ ERNST & YOUNG LLP

                                              The Southern New England Telephone Company
                                                Tax Reduction Act Stock Ownership Plan

                                            Statements of Net Assets Available for Benefits
                                                        (Dollars in Thousands)

                                                                                   December 31
                                                                              2002             2001
                                                                      -----------------------------------
Assets
Investment in common stock of SBC Communications Inc., at fair value
                                                                         $    10,334      $    15,757
Cash equivalents                                                                 128              128
                                                                      -----------------------------------

Net assets available for benefits                                        $    10,462      $    15,885
                                                                      ===================================

See accompanying notes.

                                              The Southern New England Telephone Company
                                                Tax Reduction Act Stock Ownership Plan

                                       Statement of Changes in Net Assets Available for Benefits

                                                     Year Ended December 31, 2002
                                                        (Dollars in Thousands)

Additions:
   Dividend income                                                                         $        418
   Interest income                                                                                    5
                                                                                       --------------------

Total additions                                                                                     423
                                                                                       --------------------

Deductions:
   Net depreciation of SBC Communications Inc. common shares                                      4,747
   Distributions to participants                                                                  1,099
                                                                                       --------------------

Total deductions                                                                                  5,846
                                                                                       --------------------
Net decrease                                                                                     (5,423)

Net assets available for benefits, beginning of year                                             15,885
                                                                                       --------------------

Net assets available for benefits, end of year                                             $     10,462
                                                                                       ====================

See accompanying notes.

                                              The Southern New England Telephone Company
                                                Tax Reduction Act Stock Ownership Plan

                                                     Notes to Financial Statements

                                                      December 31, 2002 and 2001
                                                        (Dollars in Thousands)

1.   Plan Description

The Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan (the Plan) was established by The Southern New
England Telephone Company (SNET) under the provisions of the Tax Reduction Act of 1975 as amended by the Tax Reform Acts of 1976 and
1986, to provide shares of the sponsor company's common stock to eligible employees.  SNET is a wholly owned subsidiary of SBC
Communications Inc. (SBC).

The following description of the Plan provides only general information.  The Plan text and prospectus include complete descriptions of Plan provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan permitted an employer to claim a credit against its federal income tax liability if an amount equivalent to the credit claimed was applied to the purchase of its common shares to be held in trust for the benefit of employees.  Contributions to the Plan were based upon amounts allowed by law, and were allocated to eligible employees based upon a ratio of employee compensation to total compensation.

The Tax Reform Act of 1986 repealed the income tax credit on employee stock ownership plan contributions for compensation paid or accrued after December 31, 1986. No contributions were made to the Plan beginning with the 1987 plan year.  Employees with a balance in the Plan on December 31, 1986 are eligible for participation in the Plan and continue to maintain a balance in the Plan.
Employees who did not have a balance in the Plan at that time are not eligible to participate.

Although it has not expressed any intent to do so, SBC has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the Plan provides that the net assets be distributed to participants in amounts equal to their respective interests in such assets.

2.   Summary of Significant Accounting Policies

The fair value of SBC common stock is determined on the basis of the closing price per share on the valuation date as reported at the official close of the New York Stock Exchange.  Temporary cash investments are valued at cost, which approximates fair value.
Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.
Interest earned on investments is recognized on the accrual basis.

All administrative expenses of the Plan are paid by SBC.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.   Allocations and Distributions to Participants

The Plan maintains an account for each participant.  Distribution of the shares allocated to a participant's account is generally made to a participant after termination of employment but no later than April of the plan year following the plan year in which the participant attains age 70 1/2, or to a beneficiary as soon as practicable after the participant's death.  For each distribution, the participant or beneficiary may elect to receive stock or cash, but if no election is made, the distribution will be made in cash.

All quarterly dividends for a year earned on shares in participants' accounts are held in an interest-bearing account until paid to participants on an annual basis in November of each year.  Effective January 1, 2002, the Plan was amended to allow participants the option to reinvest dividends on SBC common stock held in their accounts.  Reinvested dividends are used to purchase SBC common stock.  Interest earned on the dividends is allocated to participant accounts as cash and paid to the participant or beneficiary at distribution of the account.

4.   Tax Status

The Internal Revenue Service (IRS) issued a determination letter on October 27, 1995, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since the determination letter was received.  The Plan Administrator believes that the Plan is currently designed and is operating in compliance with the applicable requirements of the IRC.

On February 28, 2002, the Plan filed for, but has not yet received, a new tax determination letter from the IRS to reflect legally required changes and other changes made to the Plan since the previous determination letter was issued.

5.   Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of
December 31:

                                                                                 2002            2001
                                                                          ---------------------------------

   Net assets available for benefits per the financial statements            $    10,462     $    15,885

   Less: Distributions payable to participants                                      (120)            (66)
                                                                          ---------------------------------

   Net assets available for benefits per the Form 5500                       $    10,342     $    15,819
                                                                          =================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended
December 31, 2002:

   Distributions to participants per the financial statements                                $    1,099

   Add: distributions payable to participants at December 31, 2002                                  120

   Less: distributions payable to participants at December 31, 2001                                 (66)
                                                                                         ------------------

   Distributions to participants per the Form 5500                                           $    1,153
                                                                                         ==================

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                        Supplemental Schedules

                                              The Southern New England Telephone Company
                                                Tax Reduction Act Stock Ownership Plan

                                    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                     EIN: 06-0542646 Plan No.: 003

                                                           December 31, 2002
                                                        (Dollars in Thousands)

    Name of Issue, Borrower, Lessor or             Description of                               Current
              Similar Party                          Investment                  Cost            Value
-------------------------------------------------------------------------------------------------------------

*    SBC Communications Inc. Common
       Stock                                         381,183 shares            $    3,556      $    10,334

*    Boston Safe Deposit and Trust
       Company Pooled Employee Funds           Temporary cash investment
       Daily Liquidity Fund                                                           128              128
                                                                           ----------------------------------

                                                                               $    3,684      $    10,462
                                                                           ==================================

*    Party-in-Interest.

                                              The Southern New England Telephone Company
                                                Tax Reduction Act Stock Ownership Plan

                                       Schedule H, Line 4j - Schedule of Reportable Transactions
                                                     EIN: 06-0542646 Plan No.: 003

                                                     Year Ended December 31, 2002
                                                        (Dollars in Thousands)

                                                                                                 Current Value
                                                                                                  of Asset on
                                                                                                  Transaction   Net Gain
          Identity of                 Description of       Purchase Price Selling     Cost of        Date        (Loss)
        Party Involved                    Asset                            Price       Asset
---------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of 5
  Percent of Plan Assets

*Boston Safe Deposit and       Pooled Employee Funds Daily
   Trust Company                  Liquidity Fund              $ 1,320             -   $ 1,320      $ 1,320              -

*Boston Safe Deposit and       Pooled Employee Funds Daily
   Trust Company                  Liquidity Fund                    -         1,320     1,320        1,320              -

*        All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                        The Southern New England Telephone Company Tax
                                                        Reduction Act Stock Ownership Plan

                                                        By Southern New England Telecommunications
                                                        Corporation, Plan Administrator for the Foregoing
                                                        Plan

                                                                   By  /s/ Michele Macauda
                                                                       -------------------------------------
                                                                       Michele Macauda
                                                                       President and Chief Executive
                                                                       Officer

Date: June 20, 2003

                                                             EXHIBIT INDEX

       Exhibits identified below, Exhibit 23 is filed herein as an exhibit hereto and Exhibit 99 is furnished and attached hereto.

     Exhibit
     Number
  -------------

       23         Consent of Independent Auditors Ernst & Young LLP
       99         Certification of Periodic Financial Reports